SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



 RYANAIR SUES EUROPEAN COMMISSION FOR ITS FAILURE TO INVESTIGATE EUR1 BILLION OF
                            STATE AID TO AIR FRANCE


Ryanair, Europe's favourite low fares airline, today, (Thursday, 8th November
2007), (exactly 18 months after its original complaint), lodged a case in the European Court of First Instance against the European Commission's failure to act on Ryanair's complaint about EUR1 billion worth of State to Air France in the form of unlawful reduced domestic airport charges in France. Ryanair has called on the Commission several times to investigate this obvious abuse of EU competition rules, but the Commission has repeatedly failed to do so.

Announcing the launch of these proceedings Michael O'Leary, Ryanair's CEO, said:

        "This is just another example of the Commission's uneven-handed application of the State aid rules. They apply one rule to flag carriers by ignoring blatant State aid to Air France, Alitalia, Olympic, Lufthansa among others, while at the same time wasting time and money investigating baseless complaints from flag carrier airlines against open market commercial deals at regional and secondary airports. Recent examples of this include investigations at Tampere airport in Finland and Alghero airport in Sardinia. These complaints were filed by flag carrier airlines operating at expensive hub airports, who would never fly to smaller airports and are only trying to prevent competition and consumer choice.

        "On the other hand, the Commission refuses to act on legitimate complaints against serious violations of the State aid rules by National Governments to protect their flag carrier airlines. The French Government's operation of massively discounted domestic airport fees in France - almost all of which supports Air France - amounts to approximately EUR1bn of illegal State aid to the benefit of Air France, yet the Commission has refused to do anything about this for the last 18 months! The Commission has previously outlawed differentiated domestic/ intra EU airport charges in Finland, Portugal, the UK and Ireland, so why should France be any different?

        "It appears that the Commission applies different rules for the high fare flag carrier airlines compared to low fares airlines. We are calling on the Commission to start promoting competition and stop protecting flag carrier airlines who continue to receive unlawful State aid."

Ends.                                Thursday, 8th November 2007

For further information:

Peter Sherrard - Ryanair           Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228              Tel: 00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 November 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director